UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.   )*

ISSUER DIRECT CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

46520M204
(CUSIP Number)

Ms. Laura Klare
EQS Group AG
Karlstrasse 47
Munich, Germany 80333
Telephone: +49 (0)89 210 298 0

Copy to:
Ira L. Kotel, Esq.
Asim Grabowski-Shaikh, Esq.
Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020
Telephone: (212) 768-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

August 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. EQS Group AG, a German Stock Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC and BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 166,436
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 166,436
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,436
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.63%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 2,954,092 shares of Common Stock outstanding as of August 7, 2017, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 7, 2017.

2

Item 1.	Security and Issuer

(a)          This Schedule 13D ( “Schedule 13D”) relates to the common stock, par value $0.001 per share (the "Common Stock”), of Issuer Direct Corporation, a Delaware corporation (the “Issuer”).

(b)          The principal executive offices of the Issuer are located at 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.

Item 2.	Identity and Background

(a)          The reporting person ("Reporting Person") is EQS Group AG, a German stock corporation.  EQS Group Inc., a Delaware corporation, is a wholly-owned subsidiary of the Reporting Person, and is party to an agreement with the Issuer pursuant to which certain services of each party may be resold by the other. Based on the corporate and governance structure of the Reporting Person and EQS Group Inc., EQS Group, Inc. is not deemed to have any beneficial ownership in the securities of the Issuer held by the Reporting Person. The name of each director and officer of EQS Group AG is set forth on Schedule I of this Schedule 13D.

(b)          The Reporting Person has a business address at Karlstrasse 47, Munich, Germany 80333. The business address of each director and executive officer of the Reporting Person is set forth on Schedule I of this Schedule 13D.

(c)          The principal business of the Reporting Person is to provide technology services across an international platform for Digital Investor Relations, Corporate Communications and Compliance purposes.

(d)          During the last five years, neither EQS Group AG, nor any person named in Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, neither EQS Group AG, nor any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The working capital of EQS Group AG, along with a portion of a €1.5 million credit facility from Commerzbank AG, Munich, Germany, comprised the source of funds for the purchase of the Issuer's securities. No other part of the purchase price for the Common Stock reported herein is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Issuer's shares.

Item 4.	Purpose of Transaction

The Reporting Person will review its investment in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Person may determine to:

•	acquire additional Common Stock through open market purchases or otherwise;

•	sell Common Stock through the open market or otherwise; or

•	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Person will take any such actions.

3

Item 5.	Interest in Securities of the Issuer

(a)          EQS Group AG is deemed to have voting and dispositive power with respect to 166,436 shares of Common Stock of the Issuer, representing approximately 5.63% of the 2,954,092 shares of Common Stock issued and outstanding. The issued and outstanding shares of the Issuer's Common Stock referenced in the preceding sentence are as of August 7, 2017, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 7, 2017.

(b)          EQS Group AG is deemed to have sole voting power and sole dispositive with respect to 166,436 shares of the Issuer's Common Stock.

(c)          Except as set forth in Schedule II to this Schedule 13D, neither EQS Group AG, nor any person listed on Schedule I to this Schedule 13D, has effected any transactions in the Issuer's Common Stock within the past 60 days.

(d)          EQS Group AG does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Issuer's Common Stock held in the name of EQS Group AG and reported herein.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, EQS Group, Inc. and any of the directors and executive officers set forth on Schedule I, or between such person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The Reporting Person is not filing any exhibits in connection with the filing of this Schedule 13D.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017

Signature: EQS Group AG

By:	/s/ Andre Silverio Marques
Andre Silverio Marques Financial Director

5

SCHEDULE I

EQS Group AG

Name, Title at EQS Group AG	Address	Principal Occupation	Citizenship
Rony Vogel Chairman of the Board of Directors	Karlstrasse 47 Munich, Germany 80333	Self-employed/Investor	Germany

Robert Wirth Member of the Board of Directors	Karlstrasse 47 Munich, Germany 80333	Self-employed/Investor Professional Board Director	Germany

Peter Conzatti Member of the Board of Directors	Speicherstraße 49-51 Frankfurt, Germany 60327	Portfolio Manager Lupus alpha Asset Management AG	Germany

Achim Weick Chief Executive Officer	Karlstrasse 47 Munich, Germany 80333	Chief Executive Officer	Germany

Christian Pfleger Chief Operating Officer	Karlstrasse 47 Munich, Germany 80333	Chief Operating Officer	Germany

Andre Silverio Marques Finance Director	Karlstrasse 47 Munich, Germany 80333	Finance Director	Germany

SCHEDULE II

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Person engaged in the following transactions in shares of Common Stock of the Issuer during the 60-day period preceding this filing. Such transactions involved the purchase of shares on the NYSE American (formerly NYSE MKT) Stock Market and other market places. The prices reported below reflect the weighted average purchase price of the shares of Common Stock sold on the relevant date. The Reporting Person hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
7/19/2017	Purchase	$ 12.133[1]	2,450
7/20/2017	Purchase	$ 12.479[2]	10,225
7/21/2017	Purchase	$ 12.495[3]	7,004
7/25/2017	Purchase	$ 12.496[4]	2,480
7/26/2017	Purchase	$ 12.400	100
7/27/2017	Purchase	$ 12.499[5]	101
7/28/2017	Purchase	$ 12.400	380
7/31/2017	Purchase	$ 12.400	100
8/1/2017	Purchase	$ 12.460	500
8/2/2017	Purchase	$ 12.483[6]	3,662
8/3/2017	Purchase	$ 12.500	1.687
8/4/2017	Purchase	$ 12.500	239
8/7/2017	Purchase	$ 12.500	830
8/8/2017	Purchase	$ 12.480[7]	5,165
8/9/2017	Purchase	$ 12.464[8]	2,895
8/10/2017	Purchase	$ 12.500	4,484
8/11/2017	Purchase	$ 12.500[9]	1,120
8/14/2017	Purchase	$ 12.500	2,655
8/15/2017	Purchase	$ 12.467[10]	3,014
8/16/2017	Purchase	$ 12.492[11]	901
8/17/2017	Purchase	$ 12.500	1,000
8/18/2017	Purchase	$ 12.515[12]	4,167
8/21/2017	Purchase	$ 12.483[13]	600
8/22/2017	Purchase	$ 12.500	5,400
8/23/2017	Purchase	$ 12.500	4,800
8/24/2017	Purchase	$ 12.500	4,400

1 This transaction was executed in multiple trades at prices ranging from $12.10 – 12.30.
2 This transaction was executed in multiple trades at prices ranging from $12.40 – 12.50.
3 This transaction was executed in multiple trades at prices ranging from $12.45 – 12.50.
4 This transaction was executed in multiple trades at prices ranging from $12.40 – 12.50.
5 This transaction was executed in multiple trades at prices ranging from $12.40 – 12.50.
6 This transaction was executed in multiple trades at prices ranging from $12.45 – 12.50.
7 This transaction was executed in multiple trades at prices ranging from $12.45 – 12.50.
8 This transaction was executed in multiple trades at prices ranging from $12.30 – 12.50.
9 This transaction was executed in multiple trades at prices ranging from $12.30 – 12.50.
10 This transaction was executed in multiple trades at prices ranging from $12.45 – 12.50.
11 This transaction was executed in multiple trades at prices ranging from $12.45 – 12.50.
12 This transaction was executed in multiple trades at prices ranging from $12.50 – 12.60.
13 This transaction was executed in multiple trades at prices ranging from $12.45 – 12.50.